Exhibit 10.1

Georgia Gulf Corporation
115 Perimeter Center Place/Suite 460
Atlanta, GA 30346
(770) 395-4517 FAX (770) 395-4509

July 10, 2012

Timothy Mann Jr.

Dear Tim:

I am pleased to offer you the position of Executive Vice President, General Counsel & Corporate Secretary with Georgia Gulf Corporation.  As we discussed, we look forward to having you join us on a date to be mutually agreed upon (“Start Date”).

The specific terms of the offer are:

Annual Base Salary:  $425,000 per year, less applicable taxes and withholdings as required by law (“Base Salary”).  The Leadership Development & Compensation Committee of the Board annually considers Base Salary adjustments to be effective in April of each year.

Annual Non-Equity Incentive Awards:  Our Incentive Bonus Program (“Bonus”) is on a calendar year basis with the payment being made once per year, usually prior to the end of February.  In order to be eligible for a payment, an employee must be employed as of December 31 of the year to which the bonus applies.  The annual Bonus target for your position is 65% of Base Salary with a payment range of 0% to 200% of target depending on the Company’s attainment of its financial and operational goals and your attainment of certain personal goals.  For 2012, you will receive the full share of the 2012 Bonus (as if you had been employed by us for the entire year) with a floor at target (i.e., a minimum Bonus for 2012 of $276,250) and payable in three installments, (1) $100,000 within 10 days of your start date, (2) $176, 250 on or around December 17, 2012, and (3) any additional amount due for 2012 based on the final calculation of the different performance measures utilized in the 2012 plan at the time in 2013 that bonuses are paid to other executive officers.

Long-Term Equity Based Awards:  Effective July 10, 2012, the Board will grant to you a one-time grant of 34,000 RSUs; provided, however, that if you do not become a Georgia Gulf employee, you will not be entitled to any RSUs.  The RSUs will vest: (a) one-third on December 17, 2012; (b) one-third on December 17, 2013; and (c) one-third on the date that is three years from the original grant date. Other than for tax withholding requirements, you must hold the RSUs for three years from the grant date. You will be eligible for annual long-term incentive awards in subsequent years in which the Board makes such grants to executive officers, in the form of equity that the Board elects. The annual equity target for your position is set by the Leadership Development & Compensation Committee and is currently $540,000.  Your eligibility for any RSUs is subject to the Company’s Equity Plan.  To the extent there is any conflict between this offer letter and the Equity Plan, the Equity Plan will control.

Executive Benefits:  In addition to the Other Employee Benefits listed below, you will receive all other benefits offered to other newly hired executives including the 401k restoration plan.  The Company will also provide you with a leased car with a value of approximately $40,000 along with reimbursement for related costs consistent with its standard practices.  Although you are starting mid-year, you will receive a full year of service for 2012 for purposes of these benefits.  If you cannot be provided benefits under any such plan for the entire year as a matter of law, any additional amounts that would have accrued on your behalf during 2012 will be calculated and paid to you by year-end 2012.

Change In Control (CIC) Protection:  You will participate in the Executive Change of Control Severance Plan (“CIC Plan”).  In the event of a Change In Control, your benefits will be paid consistent with the terms of the CIC Plan.

Severance:  Within 2 years of your Start Date, if your employment is terminated other than in connection with a CIC (i.e., if you are not entitled to benefits under the CIC Plan) involuntarily by the Company for any reason other than “Cause” (as such term is defined in the CIC Plan but without regard for the fact a CIC shall not have occurred) or by you for “Good Reason” (as such term is defined in Attachment A to this offer letter) , within 30 days following a Good Reason event, and subject to your execution and non-revocation of a Separation Agreement and Release to be drafted by the Company, the Company will pay to you 18 months of severance pay (1½ years of your then annual Base Salary plus 1½ years of your then Bonus target).  Such severance amount would be paid in the time and manner described in the CIC Plan for payment of severance amounts following a CIC.

Vacation:  You will be eligible for 5 weeks of vacation annually, which is the maximum amount of vacation that can be accrued at Georgia Gulf.

Other Employee Benefits:  You will be eligible for all of the employee benefits provided to non-officer employees by Georgia Gulf.  They are described in the materials enclosed but include:

Medical, Dental and Vision Benefits

401(k) Savings Plan

Group Life Insurances, Short-term Disability and Long-term Disability

280G Mitigation — The Company will use its reasonable best efforts from time to time to take such actions that the Company and you agree are likely to reduce the impact of any potential excise tax payable by you in connection with a CIC.

At-will Employment.  This offer letter does not create a contract of employment for any particular length of time or a contract for benefits.  Your employment relationship with the

Company is at-will.  At either your option or the Company’s option, your employment may be terminated at any time, with or without Cause or Good Reason.

Participation of corporate officers in any company compensation and benefit program is determined by the Leadership Development & Compensation Committee (“Committee”) and the Board including making amendments or modifications to participation and programs from time to time.  To the extent there is any conflict between this offer letter and those compensation and benefit programs, as may be amended or modified from time to time, those compensation and benefit programs will control.  You agree that you will disclose immediately to the Committee any changes to circumstances related to your prior employer following your departure from your prior employer, so that the Committee in its discretion can consider the appropriate terms of your participation in the Company’s 2013 compensation and benefit programs.

You are required to complete a physical exam and drug screening prior to your start date which we will coordinate as soon as possible following our agreement.

I hope you find these terms agreeable to you.  If you do and wish to accept this offer of employment, please call me to discuss where to submit your signed copy of this letter.

I look forward to having you join Georgia Gulf.

Sincerely,

/s/ James L. Worrell
James L. Worrell
Vice President-Human Resources

ATTACHMENT A

“Good Reason” shall mean any of the following events or actions:  (A) any material reduction in the Executive’s Base Salary or bonus opportunity, (B) any adverse change in the Executive’s reporting responsibilities, or any action by the Company that results in a diminution of such position, authority, duties, or responsibilities, (C) any material change in the geographic location at which the Executive must perform his duties, which shall include the Company requiring the Executive to be based at any office or location more than 50 miles from the Executive’s principal office on the Effective Date, or (D) any material breach of this Agreement by the Company.  For clarity, the forgoing definition explicitly includes, among other things, any event which results in Executive involuntarily ceasing to serve in the most senior legal position of the company.